IMMURON LIMITED
Suite 1, 1233 High Street
Armadale, Victoria, Australia 3143

February 8, 2017

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Attn: Suzanne Hayes, Esq.

Assistant Director

Re: Immuron Limited

Registration Statement on

Form F-1 Filed December 21, 2016

File No. 333-215204

Dear Ms. Hayes:

Please find below responses to comments raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter of comments dated January 18, 2017 (the “Comment Letter”) relating to the draft registration statement submitted to the Commission by Immuron Limited (the “Company”) referenced above.

The Company’s responses are numbered to correspond to the Staff’s comments. For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated.

Cover Page

Calculation of Registration Fee

1. We note that you are registering the resale of the Representative’s Warrants and the ordinary shares issuable upon the exercise of the Representative’s Warrants. Please tell us why you are registering the resale of such warrants and ordinary shares as opposed to the primary issuance. Please also tell us how this complies with Questions 139.05 and 139.06 of the Compliance and Disclosure Interpretations for Securities Act Sections. We also note that the Representative’s Warrants provide for both demand and piggyback registration. Please reconcile this with the fact that you are registering the resale at this time.

Response:

The registration of the representative’s warrants has been removed in Amendment No. 1.

Industry and Market Data, page ii

2. We note your statements, “However, we have not independently verified any of the data from third-party sources. Similarly, our internal research is based on upon our understanding of industry conditions, and such information has not been verified by any independent sources.” It is not appropriate to infer that you are not liable for information included in your registration statement. Accordingly, please delete the statements referenced above or state specifically that you are liable for the disclosure included in the registration statement that is based on third-party sources.

Response:

The Company has deleted this sentence from the Registration Statement.

Prospectus Summary

General

3. Please provide the meaning of the acronyms “LPS,” “NIH” and “ETEC” at their first use in this section. To the extent that “LPS” and “ETEC” stand for terms which are not easily understood by a lay reader, please provide the meaning and significance of the terms. Please also explain the meaning of the term “immunomodulator polyclonol antibodies” so that a lay reader may understand.

Response:

The Company has provided the meanings for LPS, NIH and ETEC. The Company has also provided the meanings for these terms.

4. We note your statements here and throughout the prospectus regarding the safety, tolerability and efficacy of your product candidates. Because approval of the FDA is dependent on it making a determination that a drug is safe and effective, it is premature for you to describe your product candidates as safe and effective, that they have significant efficacy and safety advantages, or that your products or platform have a proven safety profile. Please revise these statements in your prospectus accordingly. Please also balance your disclosure by noting that results for IMM-124E have only been observed in 10 patients.

Response

The Registration Statement has been revised to delete that the Company’s product candidates are safe and effective and that they have significant efficacy and safety advantages or that the Company’s products have a proven safety profile.

The Registration Statement notes that the results for IMM-124E have only been observed in 10 patients. Please see page 19 and 64.

Overview, page 1

5. Please describe the meaning and significance of a “Generally Regarded as Safe (GRAS) status” when you first discuss it in this section including who determined that your compounds meet the GRAS status.

Response:

The Registration Statement has been revised to describe the significance of Generally Regarded as Safe Status. Please see page 1.

6. Please explain here and elsewhere who approved your product as the only preventative to Traveler’s Diarrhea.

Response:

The Registration Statement has been revised to note that Travelan has been designed by TGA and Health Canada as being preventative for Traveler’s Diarrhea.

7. Please disclose the total amount of your accumulated deficit.

Response:

The Registration Statement has been revised to disclose the Company’s accumulated deficit. Please see page 1.

Our Pipeline, page 2

8. Please clarify what you mean when you state that IMM-529 is in the “IND stage.” In doing so, please clarify that “IND” is the acronym for “investigational new drug application” and describe the significance of an IND. Please also clarify that you have not yet filed an IND for IMM-529.

Response:

The Registration Statement has been revised in response to the Staff’s comment. Please see page 1.

9. We note your pipeline table which states that you have “several” programs and programs that are “to be determined” which are in pre-clinical development. Please revise your table to identify the specific product candidates which are in pre-clinical trials. If you have not yet identified specific product candidates to treat the indications in your pre-clinical trial programs, please remove reference to such programs from your pipeline table as such information is premature.

Response:

The Registration Statement has been revised in response to the Staff’s Comment. Please see page 3.

10. We note that you have not yet filed an IND for IMM-529. Please revise the arrow in the table to remove any indication that you have started Phase 1 trials.

Response:

The table has been revised in response to the Staff’s comment.

11. Please revise your pipeline table to provide the meaning of the acronym “MOA” in the second column.

Response:

The table has been revised to provide the meaning of MOA.

Risk Factors

Risks Related to Our Business

Acceptance of our products in the marketplace is uncertain, and failure…, page 16

12. The two risk factors on page 16 appear to be discussing the same risk. Please combine the two risk factors into one appropriately titled risk factor.

Response:

The Registration Statement has been revised in response to the Staff’s comment. Please see page 12.

The dual listing of our ordinary shares and the ADSs following this offering . . . page 28

13. We note that the investor in your February 2016 convertible notes offering has the right to require that you delist from NASDAQ at any time when your primary listing is not on ASX. Please prominently disclose this in your prospectus summary. Please also disclose elsewhere, as appropriate, the identity of the investor and any other material terms of your agreement(s) with such investor.

Response:

The Registration Statement has been revised in response to the Staff’s comment. Please see pages 4 and 6.

Liquidity and Capital Resources, page 55

14. We note your statement on page 43 that you expect the net proceeds from this offering, and your existing cash and cash equivalents, will be sufficient to enable you to advance the planned preclinical programs and clinical trials for certain of your key product candidates for approximately the next 24 months. However, in this section you state that such funds will be sufficient for you to fund your capital requirements for at least 12 months from the issuance date of the financial statements. Please revise your disclosure to reconcile this discrepancy and provide the amount of time that you expect such funds to allow you to continue your operations.

Response:

The Registration Statement has been revised to reflect that 24 months is the correct time period.

Business

Overview, page 58

15. We note that IMM-529 was developed and tested extensively in pre-clinical models with Dr. Dena Lyras at Monash University, Australia. Please advise us whether you have a collaboration agreement with Dr. Lyras or Monash University. If so, under the appropriate subsection, please provide the material terms of the agreement, including the parties’ rights and obligations, any payment provisions, duration and termination provisions. Also, please the file the agreement as an exhibit.

Response:

The Registration Statement has been revised to reflect that although the Company entered into an agreement with Monash University with respect to the development and pre-clinical testing of IMM-529, the agreement expired in February 2016, and the Company currently has no collaboration agreements with either Dr. Lyras or Monash University.

Fatty-Liver Diseases Overview, page 60

16. We note your statement, “The high level of investment activity in the space, including licensing and M&A, is indicative of the high level of unmet need.” Please quantify the amount of investments, including licensing and M&A to which you are referring or remove this statement from your disclosure

Response:

The Registration Statement has been revised in response to the Staff’s comment. Please see page 60.

Pre-Clinical and Clinical Studies, page 61

17. Please disclose when an IND was filed for the commencement of clinical trials for IMM-124E, the trial sponsor and the subject of the IND.

Response:

The Registration Statement has been revised in response to the Staff’s comment.

Powerful Anti-Fibrotic and Anti-Inflammatory Effect Shown in CC14 Mice Models, page 62

18. We note that you provide the treatment results of Group C compared to Group A. Please revise your disclosure to explain the purpose for Groups B and D and describe the results associated with those groups.

Response:

The Registration Statement has been revised in response to the Staff’s comment. Please see page 62.

19. Please explain the meaning and significance of the term “statistically significant” and p-values and how they relate to the FDA’s evidentiary standards of efficacy when you first reference them in this section. In doing so, please explain the relationship between “p-values” and “statistical significance.”

Response:

The Registration Statement has been revised in response to the Staff’s comment. Please see page 62.

20. Please describe the meaning and significance of “ALT,” “AST,” “serum bilirubin levels” and “Metavir Score” when those acronyms or terms are first used in this section

Response:

The Registration Statement has been revised in response to the staff’s comment.

Ob/Ob Mice Models Show Significant and Sustained Anti-Inflammatory…, page 63

21. When discussing the results of this study, please expand your disclosure to quantify your results when you state the following, including any p-values where statistically significant results were observed:

High dose of IMM-124E derived immunoglobulins demonstrated a statistically significant beneficial effect over control on all fronts, including a decrease in serum ALT, hepatic triglycerides and serum triglycerides;

Glucose tolerance test (GTT) was improved within this group;

The same group of mice showed a decrease in serum TNF-a; and

IMM-124E demonstrated a similar metabolic effect, with statistically significant reduction in hepatic and serum triglycerides levels and an increase in CD4-CD25-FoxP3 cells.

Response:

The Registration Statement has been revised in response to the Staff’s comment. Please see page 63.

Phase 1/2 – IMM – 124E Demonstrated Safety and Significant Anti-Metabolic…, page 63

22. Please expand your disclosure in the first, second, third, fifth and sixth bullet points of this section to quantify the results discussed, including any p-values where statistically significant results were observed.

Response:

The Registration Statement has been revised in response to the Staff’s comment.

IMM-124E – Competitive Advantage, page 65

23. Please remove your statement that IMM-124E has an “exceptional safety profile” or tell us why you believe such disclosure is appropriate.

Response:

The Registration Statement has been revised to delete this phrase.

IMM-529 – A Potentially Revolutionary Treatment for CDI, page 66

24. Please provide the meaning of the acronym ”KOL” at its first use in this section.

Response:

The Registration Statement has been revised to note that KOL stands for Key Opinion Leader.

25. We note your statement in this section that “all results were highly statistically significant.” Please expand your disclosure to provide the p-values which support this conclusion.

Response:

The Registration Statement has been revised in response to the Staff’s comment. Please see page 67.

26. Please enlarge the last two diagrams on page 67 and the diagram on page 68 so that they are legible.

Response:

The Registration Statement has been revised in response to the Staff’s comment.

Competition, page 70

27. Please expand your disclosure to identify any commercialized products or product candidates which are sold or are being developed by the competitors named in this section.

The Registration Statement has been revised in response to the Staff’s comment. Please see page 70.

Our Marketed Assets, page 71

28. We note that Travelan is marketed and sold in the United States. Please disclose when the FDA granted your BLA for Travelan.

The Registration Statement has been revised to note that in Australia, Canada and China, Travelan is regulated as an OTC had therefore has disease claims. In the United States, Travelan is sold as a dietary supplement and as such does not require approval of a biologics license application from the FDA. Please see page 71.

29. We note that Travelan is promoted by your partner, Endo Pharmaceuticals, in Canada and that it is sold in the retail channel through a partnership with CVS. Please advise us whether you have an agreement with Endo Pharmaceuticals and/or CVS. If so, please provide the material terms of the agreements, including the parties’ rights and obligations, any payment provisions, duration and termination provisions, and please the file the agreements as exhibits. In the alternative, please tell us why these agreements are not material. Please also tell us whether you currently have an agreement with Medique as it is unclear from your disclosure.

Manufacturing Process, page 73

Response:

The Company does not have an agreement with CVS. The Company has applied for confidential treatment of certain terms in its agreement with Endo Pharmaceuticals.

30. We note that your lead compound IMM-124E is manufactured by a single manufacturer in New Zealand, Synlait Milk Ltd., and that you plan to file the Development and Supply Agreement with Synlait as Exhibit 10.1. Please expand your disclosure to provide the material terms of the agreement with Synlait, including the parties’ rights and obligations, minimum purchase requirements, payment provisions, duration and termination provisions. Please also clarify whether the colostrum is obtained by Synlait as part of the manufacturing process or if it is sourced elsewhere.

Response:

The Company has submitted a confidentiality application with respect to certain of the referenced terms. The Registration statement has been revised to confirm that colostrum is obtained by Synlait.

Intellectual Property, page 74

31. Please expand your disclosure in the second sentence of this section to include Japan as one of the places where you have been issued a patent. Also, please disclose whether your patents and patent applications are owned or licensed.

Response:

The Registration Statement has been revised in response to the Staff’s comment. Please see page 74.

Facilities, page 84

32. Please file the lease agreement for your leased office and warehouse space as an exhibit.

Response

The lease has been filed as an exhibit.

Employee Share Option Plan, page 91

33. Please file the ESOP as an exhibit.

Response

The ESOP has been filed as an exhibit to the Registration Statement.

Principal Shareholders, page 92

34. The table on page 93 states that Grandlodge beneficially owns 12.93% of the company’s ordinary shares prior to the offering; however, the footnote to the table states that beneficial ownership is less than 1% of the outstanding ordinary shares of Immuron. Please revise the table and footnote accordingly to reconcile this apparent discrepancy.

The Registration Statement has been revised in response to the Staff’s comment.

Related Party Transactions, page 93

35. Please revise your disclosure to clarify what you mean in your statement that Mr. David Plush “owns a top 20 shareholding in Immuron Limited.”

Response:

The reference to Mr. Plush has been deleted.

36. Please update your disclosure to state whether the 2016 loan from Grandlodge has been repaid. If not, please file the loan agreement underlying the 2016 loan as an exhibit. Also, please file the services agreement with Grandlodge as an exhibit. Lastly, the information on page 95 regarding the services rendered by Grandlodge appears to repeat the information presented on page

94. Accordingly, please delete the repetitive information on page 95.

The Registration Statement has been revised to note that the loan from Grandlodge has been repaid. Please see page 94. The Company only has a verbal agreement with Grandlodge and as such this has not been included as an exhibit. Also, the repetitive information on page 95 has been deleted.

Notes to Consolidated Financial Statements

Note 1: Summary of Significant Accounting Policies

(d) Revenue Recognition, page F-9

37. Please clarify for us the impact of the adjustments made to the financial statements “lodged with the ASX,” as described on page F-10. For example, you appear to indicate that these changes resulted in increases in both other income and net loss and not increases in other income but decreases in net loss. Please explain this apparent inconsistency. Revise your disclosure accordingly.

Response:

The Statement has been revised in response to the Staff’s comment.

(t) Previously Issued Financial Statements, page F-15

38. Your restatements disclosed on page F-15 do not include the adjustments for R&D refunds, disclosed on page F-10. Please explain this apparent inconsistency. Also, explain the factors underlying your revised weighted average number of ordinary shares outstanding for FY 2014, which decreased from 74,891,316 shares to 41,955,199 shares. Revise your disclosures accordingly.

Response:

Due to the extended subsequent events consideration period for the purposes of these re-audits, this recognition timing adjustment was the result of additional information being made available to the Company during the re-audit process which was not available at the time of the original audits pertaining to the previous lodgements with ASX. The adjustment was not deemed to be a material adjustment as the amendment only adjusted the period and timing of the R&D refund as the total actual amounts of the R&D refunds remained unchanged. This adjustment was not a correction of an error and the previously issued financial statements were correct at the time that they were filed on the ASX based on the information available at that time. Also, the original weighted average number of ordinary shares for FY14 was calculated in error, due to a formula error. Therefore, no amendment to the current disclosure in the financial statements is deemed necessary.

39. Revise your disclosure to indicate if the reclassifications and restatements resulted from a material weakness in your internal control. Explain to us your consideration of providing a risk factor regarding the reclassifications and restatements required. If a material weakness was present, in a risk factor describe the material weakness in more detail. For example, please describe the processes or systems that were not implemented and what accounting policies or reconciliations lacked sufficient oversight, if any. Disclose in the risk factor what measures you are undertaking to address the material weakness, the timetable for remediation, and whether there are any associated material costs.

Response:

The Registration Statement has been revised to add a risk factor. Please see page 21

Note 9 Inventories, page F-20

40. Revise your discussion in Management’s Discussion and Analysis to explain why inventories increased by $910,000 in the year ended June 30, 2016. Explain the reasons for prepaid inventory and the high level of raw material inventory in the disclosure.

Response:

The Registration Statement has been revised in response to the Staff’s comment.

Note 13 Intangible Assets, page F-23

41. You state here that the intellectual property was acquired in 2009 and had a useful life of two years. However, on page 54 you indicate that the remaining amortization was recognized in fiscal 2014. Please reconcile these two statements and revise the disclosure as necessary.

Response:

The Registration Statement has been revised in response to the Staff’s comment.

Part II

Item 7. Recent Sales of Unregistered Securities

42. Please revise your disclosure in this section to include all securities sold by the company in the past three years which were not registered under the Securities Act. We note in particular the various issuances disclosed on pages 96 – 98.

Response:

The Registration Statement has been revised in response to the Staff’s comment.

Other Comments

43. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response:

The Company will provide the Staff with any such copies.

Should you have any questions regarding the foregoing, please do not hesitate to contact our counsel Darrin Ocasio, Esq. of Sichenzia Ross Ference Kesner LLP at (212) 930-9700.

Very truly yours,
IMMURON LIMITED

By:	/s/ Thomas Liquard
Thomas Liquard, Chief Executive Officer